Filed by Gryphon Digital Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 333-287865

Date: August 6, 2025

The following is an article published on Reuters on August 28, 2025. The article relates to the proposed transaction (the “Transaction”) between American Bitcoin Corp. (“American Bitcoin”) and Gryphon Digital Mining, Inc. (“Gryphon”).

REUTERS

American Bitcoin, backed by Trump sons, aims to start trading in September

By Summer Zhen

August 28, 2025

HONG KONG, Aug 28 (Reuters) - American Bitcoin, the bitcoin miner backed by two of U.S. President Donald Trump’s sons, has locked in crypto and traditional investors to back an all-stock merger that will allow the firm to soon start trading on the Nasdaq, the company’s largest investor said.

The unlisted firm’s merger with Gryphon Digital Mining (GRYP.O) is set to be finalised shortly, and the goal is to start trading in early September, according to Asher Genoot, the CEO of Hut 8 (HUT.O), which holds 80% of American Bitcoin.

Anchor shareholders in the listing have been finalised, he said, adding crypto exchange Gemini’s co-founders Tyler and Cameron Winklevoss had invested in the new firm.

Gemini did not immediately respond to Reuters’ requests for comment.

American Bitcoin’s co-founder, Eric Trump, his brother Donald Trump Jr and Hut 8, will own a combined 98% of the newly formed entity, which will retain the name American Bitcoin and trade under the stock code ABTC. [Correction: American Bitcoin’s co-founder, Eric Trump, his brother Donald Trump Jr and Hut 8, together with other pre-closing stockholders of American Bitcoin, will own a combined 98% of the post-closing company]

“Instead of going public directly via IPO, we thought that there was a lot more advantages to financing if we had an existing company that already had access to different financing too,” Genoot told Reuters at the Bitcoin Asia conference in Hong Kong.

Eric Trump is also in Hong Kong and will travel to Tokyo at the weekend for an event for Metaplanet, a Japanese bitcoin treasury firm, Genoot said.

American Bitcoin is hunting for crypto assets to buy in Hong Kong and Japan to build out its global business, the Financial Times reported two weeks ago.

Genoot said American Bitcoin could take stakes in companies outside the U.S. to give people access to publicly listed bitcoin assets, as some investors were prevented from buying Nasdaq-listed stocks.

“Right now it’s very early. So we haven’t been committed to anything,” he said.

Launched in March 2025 by Hut 8, together with Eric Trump and Donald Trump Jr, American Bitcoin has vowed to become “the world’s largest, most efficient pure-play bitcoin miner.”

The creation of the firm comes as the U.S. accelerates crypto-related legislation to support the growth of the industry under President Donald Trump.

Genoot said the new firm would accumulate the cryptocurrency through both mining and buying.

“Instead of just a treasury strategy where companies raise money to buy bitcoin or just a mining company... we ebb and flow between which one is the best return at different times,” he said.

Miami-based Hut 8 was also a crypto miner but has shifted its focus to energy infrastructure and data centers after launching American Bitcoin with the Trump sons.

Hut 8 will lease data centers to American Bitcoin, Genoot said.

President Trump’s critics have accused him of conflicts of interest in promoting the crypto industry at a time when his family is involved in the sector, allegations which the White House has brushed aside.

Genoot said American Bitcoin’s business had nothing to do with government, and Eric Trump was mainly involved in strategy, such as in relation to bitcoin mining, new site development and treasury strategy.

Separately, at the same conference, Nakamoto Holdings, a bitcoin treasury company led by crypto advocate David Bailey, said it was looking across Asia’s crypto startup scene and planned to support early-stage companies to grow the crypto ecosystem.

“We’re also going to be looking at other opportunities where we can incubate and do M&As,” said Kevin Zhang, head of Asia at Nakamoto.

https://www.reuters.com/world/asia-pacific/american-bitcoin-backed-by-trump-sons-aims-start-trading-september-2025-08-28/

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Cautionary Note Regarding Forward–Looking Information

This article includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements, include, but are not limited to, statements relating to the structure, timing, and completion of the Transaction, the combined company’s listing and trading on Nasdaq after the closing of the Transaction, the future ownership of the combined company, the potential financing advantages gained by the Transaction, international growth following the Transaction, the expected management and composition of the board of directors of the combined company following the closing of the proposed Transaction, and the vision, goals, and trajectory of Gryphon, American Bitcoin and the combined company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by American Bitcoin and Gryphon as of the date of this article, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed Transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all; risks related to American Bitcoin’s initial listing on Nasdaq following closing of the proposed Transaction; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed Transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the proposed Transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of Gryphon and American Bitcoin’s management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; and other factors that may affect the future business, results, financial position and prospects of American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Proxy Statement/Prospectus (as defined below), in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and in other documents filed by Gryphon with the Securities and Exchange Commission (the “SEC”).

Additional Information About the Proposed Transaction and Where to Find It

This article relates to a proposed Transaction between American Bitcoin and Gryphon. In connection with the proposed Transaction, Gryphon has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed Transaction. The Registration Statement includes a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 31, 2025. Gryphon filed the definitive Proxy Statement/Prospectus with the SEC on July 31, 2025, and the Proxy Statement/Prospectus was first mailed to Gryphon stockholders on or about August 1, 2025. Each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed Transaction. This article is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF GRYPHON ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

Participants in the Solicitation

American Bitcoin, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed Transaction and a description of their direct and indirect interests is included in the Proxy Statement/Prospectus related to the proposed Transaction, and may be included in other relevant materials that will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

This article is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

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